Eurasia Energy Limited

294 Heywood House

Anguilla, British West Indies

Telephone:  +44 (0)7881 814431

COMMONWEALTH OIL & GAS ELECTS TO PARTICIPATE

IN ALYAT-DENIZ PROJECT

Anguilla, British West Indies, March 17, 2010

Eurasia Energy Limited (“Eurasia”) (OTC-BB : EUENF) announces that Commonwealth Oil & Gas Company Limited (“Commonwealth”) has elected to participate in the Alyat-Deniz project (the “Project”) under the terms of the February 10, 2010 participation agreement (the “Participation Agreement”) entered into among Arawak Energy Limited (“Arawak”), Commonwealth, Nicholas W. Baxter (“Baxter”) and Eurasia.

The Participation Agreement brings final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which have been ongoing since 2006.  The Participation Agreement also establishes the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Republic of Azerbaijan.

As an initial step under the Participation Agreement, Eurasia provided Commonwealth’s assessment team with confidential access to all data which Eurasia possesses in respect of the Project (described below under “Background Information”).  Following the data review, Commonwealth elected to participate and becomes entitled to receive a 51% interest in the Project.  Commonwealth will reimburse Eurasia for 51% of Eurasia’s agreed third party costs incurred to date in connection with the Project.

Upon the representatives of Commonwealth being given access to the Project data, Arawak, Commonwealth, Eurasia and Baxter executed and delivered mutual releases and counsel for Commonwealth filed a Joint Minute in the Scottish Court of Session to dispose of the litigation among Arawak, Commonwealth, Eurasia and Baxter.

Commonwealth is entitled to receive a 51% interest in the Project and in any other upstream oil and gas projects in the Republic of Azerbaijan which either Baxter or Eurasia identify for a period of two years from the date of the Participation Agreement.  Commonwealth has agreed to provide Eurasia with a limited cost carry on Eurasia’s 49% interest in the Project.  Commonwealth will carry Eurasia’s costs until the earlier of the 90th day following the day on which a legally binding participating interest and a production sharing agreement is secured or 21 months from March 15, 2010.  Eurasia’s carried costs are to be repaid from its share of any future net cash flow.

Eurasia and Commonwealth will now jointly seek to renew negotiations with the State Oil Company of the Azerbaijan Republic (“SOCAR”) for a re-instatement of the memorandum of understanding (“MOU”) which Eurasia originally signed with SOCAR for the Project on December 7, 2005.  The MOU expired without further extension on December 6, 2006.

Background Information

The Alyat-Deniz Project

The Project area block (the “Block”) is approximately 600 square kms and includes the producing Alyat-Deniz oil and gas field and a string of seven prospective exploration structures (Hamamdag-Deniz, Garasu, Sangi-Mugan, Ulfat, Aran-Deniz, Dashly and Sabayil) trending in a south-easterly direction from the coast to seventy kilometers offshore.  Water depths are predominantly up to twenty meters and reach a maximum of fifty meters at the far end of the Block.  The Aylat-Deniz field was discovered in 1983 and until mid-2006 had produced approximately 12.5 million barrels of oil and 1 billion cubic meters of gas.  Until recently, SOCAR estimated production to be approximately 750 barrels of oil and 100,000 cubic meters of gas per day from 14 wells, and remaining recoverable reserves from the Aylat-Deniz field of 15 million barrels of oil and 1 billion cubic meters of gas.

About Commonwealth and Arawak

Commonwealth is a wholly owned subsidiary of Arawak.  Arawak’s common shares were formerly traded on the Toronto Stock Exchange and the main market of the London Stock Exchange under the symbol “AAK”.  In April, 2009, Arawak was acquired in a takeover bid by Rosco, S.A., a subsidiary of the Vitol Group of Companies.  Arawak became a wholly owned subsidiary of the Vitol Group of Companies and its shares were delisted from trading on the London and Toronto Stock Exchanges.  Arawak holds energy licenses or production sharing agreements in Russia, Kazakhstan and Azerbaijan.  In the first fiscal quarter of 2009, production on Arawak properties reached approximately 14,300 boepd.  For further information regarding Vitol see www.vitol.com.

BY ORDER OF THE BOARD

/s/Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.